FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2022

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

April 19th, 2022
Sales Performance GPA 1Q22

GPA [B3: PCAR3; NYSE: CDB] releases the sales performance of 1Q22. The information presented is preliminary, unaudited, and subject to review. Variation and growth calculations are based on the same period of the previous year unless otherwise indicated. Sales under the “same-store” concept are adjusted by the calendar effect.

The first quarter of 2022 was marked by an important period of transition of the operation in Brazil and the maintenance of an excellent recovery of Grupo Éxito. It is important to emphasize that Extra Hiper stores, both those that were closed at the beginning of the year and those that are open and shall be converted, shall be allocated to the discontinued activity.

Consolidated:

▪	Total consolidated gross revenue from continuing operations reached R$11.1 billion, in 1Q22, an 11.2% growth on a same-store basis vs. 1Q21. Excluding gas station operations, which were mainly affected in Brazil by the phase of converting hypermarket stores to cash and carry, the growth was 13.1%.

GPA Brazil:

▪	Gross revenue from sales in the continued perimeter, excluding service stations, totaled R$3.8 billion in 1Q22, in line with 1Q21, impacted by a unique effect in the stockouts, explained by the moment of adjustment in the logistics network after the closing of the hypermarkets;
▪	Even with a challenging macroeconomic environment, a drop in market sales in the premium segment, and operational changes caused by the necessary adjustments for the transformation of New GPA, the Pão de Açúcar banner was in line with the same period in 2021. In 1Q22, even with the closing of all hypermarket stores, total online sales penetration was 9.9% and e-commerce sales totaled R$369 million, up 44% vs 1Q21, excluding sales of discontinued hypermarkets.

Grupo Éxito:

▪	Grupo Éxito recorded strong double-digit same-store sales growth of 20.8% vs 1Q21, with growth in the 3 countries in which it operates, mainly explained by the increase in-store traffic and the economic reopening with the resumption of tourism. Omnichannel sales represented 9.4% of total sales in 1Q22.

GPA Consolidated

GROSS REVENUE	1Q22/1Q21
(R$ million)	Selling	% Total Stores	Same Store Sales(1)
New GPA Brazil	3,826	-0.6%	1.0%
Grupo Éxito	6,850	5.3%	20.8%
New GPA Consolidated ex Gas Stations	10,676	3.1%	13.1%
Gas Stations	429	-15.5%	-12.4%
New GPA Consolidated	11,105	2.2%	11.2%

(1) Considers continued operations in New GPA, excludes sales from hypermarkets and drugstores

(2) To reflect the calendar effect, 60 bps were reduced in 1Q22

Aviso / Disclaimer: Statements contained in this release regarding the Company's business outlook, projections of operating/financial profit and loss, the Company's growth potential, and related to market and macroeconomic estimates constitute mere forecasts and were based on the beliefs, intentions, and expectations of the Management regarding the future of the Company. Those estimates are highly dependent on changes in the market, the general economic performance of Brazil, the industry, and international markets and, therefore, are subject to change.

1

GPA Brazil

Challenging quarter for New GPA transformation

GROSS REVENUE	1Q22/1Q21
(R$ million)	Selling	% Total Stores	Same Store Sales(3)
Pão de Açúcar	1,870	-1.5%	0.1%
Mercado Extra / Compre Bem	1,337	-0.3%	0.6%
Proximity	564	7.5%	5.5%
Other businesses(1)	55	-36.3%	n.d.
New GPA Brazil ex Gas Stations	3,826	-0.6%	1.0%
Gas Stations	363	-18.0%	-16.7%
New GPA Brazil	4,189	-2.4%	-0.9%
Extra Hiper	533	-80.9%	n.d.
Drugstores	2	-95.8%	n.d.
GPA Brazil(2)	4,724	-33.8%	-0.9%

(1) Revenue from the rental of commercial centers

(2) GPA Brazil does not include the results of Stix Fidelidade, Cheftime, and James Delivery

(3) To reflect the calendar effect, 110 bps were reduced in 1Q22

Total sales of New GPA Brazil reached R$4.2 billion in 1Q22 and, excluding service stations, we reached R$3.8 billion. We ended the first quarter of 2022 with a similar trend to the 4Q of 2021, with positive same-store sales excluding gas stations, despite the impact on stockouts due to logistical adjustments, necessary after the closing of the hypermarket stores (closing of 4 DCs and area reduction in another 4 DCs), and impact on the focus of the operation also generated by the hyper stores’ transaction.

In this first quarter, we had a negative impact on gas station sales, as most of them are in closed store areas for conversion to cash and carry.

Sales of premium formats represented 48.7% of total gross sales:

GPA Brazil is going through a transition period, which began in October 2021 with the announcement of the discontinuation of hypermarket and drugstore stores and should last until the end of the second quarter. During that period, we closed all stores of these formats, adjusted our logistics network, we are working on adapting our principal place of business and IT platforms, and are mainly focused on 5 points of action in our banners, to continue feeding dreams and lives with excellence: i) OSA (on-shelf availability), always to meet our customers’ needs; ii) NPS to continually improve our services; iii) Assortment, providing premium and regional products; iv) Conversion, focus on the conversion of stores after the closing of hypermarkets; and v) Expansion, the opening of stores according to the plan announced in 2021.

In the Pão de Açúcar banner, we presented a slight, but important growth, even with the premium market in regression according to Nielsen. This result gives us confidence that the strategy outlined proves to be a winner. We had a very high unique effect on stockouts, explained by the adjustment in the logistics network due to the exit from hypermarkets. This network adequacy has already been overcome and at the beginning of April, we are already at pre-transaction levels. Another negative impact on the banner was the difficulty in importing in the last 2 months, mainly due to the lack of containers. As a result, the participation of some products in important categories is suffering from stockouts.

Aviso / Disclaimer: Statements contained in this release regarding the Company's business outlook, projections of operating/financial profit and loss, the Company's growth potential, and related to market and macroeconomic estimates constitute mere forecasts and were based on the beliefs, intentions, and expectations of the Management regarding the future of the Company. Those estimates are highly dependent on changes in the market, the general economic performance of Brazil, the industry, and international markets and, therefore, are subject to change.

2

In the 1Q, we had two Pão de Açúcar stores reopened to the G7 concept, Indaiatuba and Piracicaba. These two stores are performing in two-digit perishables categories above unrenovated stores and 36 reopenings are planned for Q2. We also started the conversion of 15 hypermarket stores to this banner, with a reopening expected between the 2nd and 3rd quarters. In the assortment review journey, in order to better meet the demand of our customers, we added approximately 500 SKUs in the last few months and we could reach up to 1.000 additional SKUs, which may also replace low-performance assortments in some stores.

– which represent approximately 5% of the banner's total assortment. Our goal is to review 20 to 25% of the entire assortment in the coming months.

For Mercado Extra, besides the impacts of logistical adjustments, the banner was impacted in the quarter by the rains in the mountainous region of Rio de Janeiro. At Compre Bem, sales performance was affected by the strong base, but with an improvement in the banner's profitability.

We continue to accelerate the integration of the banners into the e-commerce operation and focus on serving perishables and regionalized assortment. In this quarter, we started the conversion of 9 hypermarket stores to the Mercado Extra format.

In the Proximity format, during the first quarter of 2022, we opened a new Minuto Pão de Açúcar store and another store in the new Pão de Açúcar Fresh format – a model focused on purchasing fresh products and allowing us to occupy the space between Minuto Pão de Açúcar and the traditional Pão de Açúcar.

Even with a difficult comparison basis, we had a 5.5% growth in same-store sales for this banner, mainly driven by the resumption of flow in transit stores, with people returning to the offices.

In e-commerce, our GMV was R$369 million in 1Q22, 17% higher than in the same period in 2021. If we exclude sales from hypermarkets in 1Q21, the growth was 44%.

Compared to 4Q21, excluding sales from hypermarkets in e-commerce, our GMV decreased by 4%, mainly explained by the impacts of logistical adjustments and reduced promotions.

We are implementing several initiatives to strengthen our digital strategy, including:

▪	Improving our competitiveness: resumption of promotions in specific categories such as wine, beers, personal care, pet shop, and others;
▪	Attracting new sales: implementation of logistics hubs in places where we no longer have brick and mortar stores such as Salvador, Belo Horizonte, and Curitiba. These hubs will serve our customers of Pão de Açúcar and Clube Extra, in addition to all our e-commerce partners;
▪	Operating improvement: in logistics and IT, with the automation of service via WhatsApp and the OMS tool.

3

Grupo Éxito

Solid performance in Colombia and improved sales benefited from omnichannel and economic reopening

GROSS REVENUE	1Q22/1Q21
(R$ million)	Selling	% Total Stores	% Total Stores Constant currency	Same Store Sales(1) Constant currency
Grupo Éxito	6,916	5.2%	20.3%	20.8%
Colombia	5,215	3.9%	19.5%	20.2%
Uruguay	1,215	5.9%	11.1%	11.8%
Argentina	486	20.2%	66.3%	62.7%

(1) Same-store concept performance considering growth at constant exchange rates. To reflect the calendar effect, in 1Q22, -30 bps was added in Grupo Éxito (-20 bps in Colombia, -70 bps in Uruguay, and -70 bps in Argentina)

Grupo Éxito posted a solid sales performance in 1Q22, as was already shown in previous quarters. Gross revenue totaled R$6.9 billion in the quarter, with same-store growth of 20.8% vs 1Q21 and due to the valuation of the Brazilian real vs the Colombian peso, total store growth was 5.2% YoY.

COLOMBIA

Strong growth in the quarter, despite the challenging macroeconomic environment. Inflation in the last 12 months in the country was 8.5% and, in 1Q22, we had a growth in total sales volume at constant exchange rates above inflation. In same-store sales, growth was 20.2% versus the same period of the previous year. Let us emphasize the Carulla format (similar to the Pão de Açúcar format), with a significant 17% share in omnichannel sales.

URUGUAY

The macroeconomic context in Uruguay has significantly improved with the resumption of tourism in the country since the end of 2021. Moreover, the country has a more favorable consumption scenario and lower inflation rates. As a result, same-store sales grew 11.8% in the quarter.

ARGENTINA

Sales growth above inflation in the quarter is a reflection of the good performance of commercial centers, increased in-store traffic (due to the reduction of sanitary restrictions related to Covid-19), and consolidation of the real estate business in the country, with the opening of malls and leisure spaces.

4

BREAKDOWN OF STORE CHANGES BY BANNER

In 1Q22, we concluded the process of closing Extras hypermarkets and drugstores, concluding the operation of 41 hypermarkets, leaving 31 stores under conversion or analysis, and closing 68 drugstores. In the same period, we opened 2 stores in the Minuto Pão de Açúcar format, continuing our expansion plan. In Grupo Éxito we closed 4 stores for conversion in Colombia and we closed another 14 stores (13 in Colombia and 1 in Uruguay) to optimize our portfolio.

	4Q21	1Q22
	Stores	Openings	Openings by conversion	Closing	Closing to conversion	Stores	Sales area ('000 sq. m.)
GPA Brazil	809	2	0	-110	0	701	704
Pão de Açúcar	181	0	0	0	0	181	233
Mercado Extra	146	0	0	0	0	146	163
Compre Bem	28	0	0	0	0	28	33
Mini Extra	141	0	0	0	0	141	35
Minuto Pão de Açúcar	99	2	0	-1	0	100	25
Gas Stations	74	0	0	0	0	74	58
Drugstores	68	0	0	-68	0	0	0
Extra Hiper	72	0	0	-41	0	0	0
Stores in Conversion / Analysis	0	0	0	0	0	31	157
Grupo Éxito	620	1	0	-14	-4	603	1,020
Colombia	503	1	0	-13	-4	487	824
Uruguay	92	0	0	-1	0	91	92
Argentina	25	0	0	0	0	25	104
Total Group	1,429	3	0	-124	-4	1,304	1,724

5

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: April 19, 2022	By: /s/ Marcelo Pimentel
	Name:	Marcelo Pimentel
	Title:	Chief Executive Officer

By: /s/ Guillaume Marie Didier Gras
	Name:	Guillaume Marie Didier Gras
	Title:	Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.